VIA EDGAR CORRESPONDENCE	Silicon Valley 2710 Sand Hill Road Menlo Park CA 94025
	T	+1 650 618 9250 (Switchboard)
	E	sarah.solum@freshfields.com pamela.marcogliese@freshfields.com www.freshfields.com

Katherine Bagley
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zymergen Inc. Draft Registration Statement on Form S-1 Submitted January 25, 2021 File No. 377-04089

March 8, 2021

Dear Ms. Bagley:

On behalf of our client, Zymergen Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 22, 2021, with respect to the above-referenced Draft Registration Statement (the “Draft Registration Statement”) on Form S-1 submitted on January 25, 2021.

The Company has filed today an amendment to the Draft Registration Statement on Form S-1 (“Amendment No.1”), together with this letter, via EDGAR submission. For the Staff’s convenience, we are providing to the Staff by electronic delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the draft version submitted on January 25, 2021.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No.1.

1/13
Prospectus Summary
Overview, page 1

1.
Please balance the disclosure in the prospectus summary by addressing and appropriately highlighting challenges that you face. In this regard, at a minimum, please address the following items in the summary:

•	your plans for growing revenue and achieving profitability;

•	the extent to which those plans are impacted by the use of non-bio produced molecules;

•	your current financial condition, including the covenant defaults under your credit facility and the going concern opinion issued by your auditor; and

•	your outstanding debt.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9-11.

Our biofacturing platform discovers biomolecules and engineers microbes that can produce those biomolecules at an industrial scale, page 2

2.
You disclose that “DuPont spent nine years and around $400 million in the late 1960s and early 1970s developing Kevlar, a heat-resistant, strong fiber used in bullet-proof vests, tires, and many other applications.” Please remove this reference from your filing, including where you discuss the same in your business description, as it does not appear to be a relevant comparison

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 93 and 97 to clarify why Kevlar is a relevant comparison.

The Company's biofacturing platform is designed to deliver breakthrough products with unique performance that traditional chemistry cannot. The Company's goal is to launch products in about half the time and 1/10th of the cost of what traditional chemicals and materials companies can deliver, which would allow the Company to address a wide array of commercial applications. Based on its experience and expectations with its first four products which are electronic films and insect repellent products and, subject to any regulatory requirements, which could lead to longer timelines and increased cost, the Company estimates the timelines and costs of launching its products to be roughly five years and $50 million.

By contrast, traditional chemicals and materials companies have struggled to create novel materials that satisfy end-market demand.  The Company believes the example of Kevlar (Aramid) provides a useful point of comparison for the typical time and cost expended by incumbent chemicals and materials companies to develop and commercialize novel polymer materials. The Company chose Kevlar specifically because (a) it is a novel polymer (b) it has application across multiple verticals like its optical films and (c) it is well documented. DuPont spent more than ten years and around $500 million (on a non-inflation-adjusted basis) (according to Delaware Online) in the late 1960s and early 1970s developing Kevlar.  While Kevlar was commercialized in the 1970s, this can be considered a relatively recent example because, according to IHS Markit, only 6 major polymers have been launched since the 1980s.  Many of the materials we use today were invented decades ago—cellophane was invented in the 1920s, nylon in the 1930s, Teflon in the 1960s, Kevlar in the 1970s.

Additional information on commercialization time and cost of other products reinforces that Kevlar is representative of the fact that it has typically taken incumbents more than 10 years and hundreds of millions of dollars to develop and commercialize a novel polymer material. For example, Kolon took from 2006 to 2016 to develop colorless polyimides. Sirrus took from 2009 to 2020 to commercialize methylene malonate. The National Research Council, in Commercialization of New Materials for a Global Economy (1993), concluded that “The process of developing and commercializing materials is a lengthy one, often requiring 10 years or even longer.”

Information on the cost to commercialize novel materials is typically not publicized directly but information is available on polymer manufacturing capacity in general. This is necessarily an underestimate as it excludes the cost of direct R&D or scale-up costs. These sources corroborate that commercial-scale plants cost hundreds of millions to billions of dollars to construct. For example, in 2010, GE Plastics (now SABIC), completed the construction of a PEI resin plant in Spain for EUR300M. DuPont recently announced an expansion of capacity for its polyimide film franchise of $220 million to meet growing global demand. In 2018 Covestro announced an investment of $1.7 billion into a methylene diphenyl diisocyante production capacity.

We have breakthrough products in the market or in development, page 2

3.
We note your disclosure that “[i]n order to accelerate commercialization and meet customer demand, we launched Hyaline with a non-bio produced molecule sourced from a third party,” and you have a process in place to convert to a bio-produced molecule in 2022. Please briefly describe the process you have in place to convert to this molecule. Please also amend your discussion of the ten other products in development to clarify whether you will rely on third party suppliers to supply any molecules to produce these products, and convert to bio-produced molecules at a later date, as you have done with your Hyaline product.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 10, 70 and 95.

2/11
4.
We note your reference to market data prepared by a third party. Please identify this third party, and tell us whether you commissioned the preparation of this market data. If so, please file as an exhibit the consent required by Rule 436 and Section 7 of the Securities Act, or tell us why you do not believe you are required to do so. As a related matter, please clarify whether the market data prepared by a third party and the “consumer survey” relate to the same data, and briefly describe the parameters of the survey. Finally, please disclose the market data and/or survey results that support your statements about your market opportunity.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 68, 96 and 123 to indicate that the data regarding the Company’s market opportunity are management’s estimates based on a bottom-up, industry-by-industry, application-by-application analysis.  Management estimated the total opportunity for its platform using IHS Markit and similar market data. The Company also consulted industry experts to corroborate market analyses, especially where less granular market data were available. The Company first estimated the size of the total materials market by compiling a comprehensive set of market size data. 2020 “full year” data were prioritized in call cases. The Company then excluded materials or applications where the Company’s biofacturing platform is not applicable or would appear not to be competitive. The Company also excluded low-end markets (e.g., commodity plastics) where the Company will not compete based on its strategy which is to pursue high-value performance-driven opportunities. The Company then determined the proportion of each materials sales that were attributable to each of 20 industry verticals, using generally accepted definitions in all cases (e.g., electronics).  The Company respectfully advises the Staff that it did not commission the preparation of this market data.

The Company respectfully advises the Staff that the “consumer survey” was a survey of 2,750 adults between 18 and 65 years of age in the United States and an additional 6,000 consumers in 5 global markets as a follow up, asking consumers about their concerns about insects, their current behavior with insect protection and their interest in better insect repellent products. The survey results found that consumer need to repel insects is global, big and likely to get bigger, with current solutions being unsatisfactory and thus, the market is underdeveloped.

Products and Pipeline, page 5

5.	Please add here the product pipeline table appearing on page 61.

In response to the Staff’s comment, the Company has added the product pipeline table on page 9.

3/11
Risk Factors
Risks Related to Our Business
“Our existing credit facility provides our secured lender with liens...”, page 27

6.
You disclose that “[d]uring the course of 2020, we sought and obtained various default waivers under this agreement due to our inability to comply with certain of our covenants.” Please amend your risk factor disclosure to clarify whether you are currently in compliance with the covenants in your credit facility, and whether you expect to seek default waivers in the future. Please also briefly describe here the covenants for which you obtained waivers.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 to include a description of the waivers and amendments obtained under the Perceptive Credit Agreement. We sought various waivers and amendments for our inability to comply with covenants relating to (1) the treatment of the Company’s acquisition of EnEvolv as a permitted transaction under the terms of the Perceptive Credit Agreement, (2) the achievement of quarterly revenue milestones, (3) the timing for the consummation of specified debt or equity transactions, and (4) the timing for delivery of audited financials for the year ending December 31, 2019.  We have also revised this disclosure to clarify that we are currently in compliance with all of our covenants under the Perceptive Credit Agreement and, following our initial public offering, we do not expect to seek default waivers or amendments.

“We are party to a mitigation agreement with the Committee on Foreign Investment...”, page 38

7.
Please disclose, if material, the estimated costs to you in implementing and complying with the standards imposed by the CFIUS agreement, if estimable. Please also briefly explain why your business is required to operate pursuant to an agreement with CFIUS, and whether you expect this agreement to remain in effect indefinitely.

In response to the Staff’s comment, the Company has revised the disclosure on page 46. The Company is required to operate pursuant to an agreement with CFIUS due to certain foreign ownership interests in the Company.  This agreement will remain in place until CFIUS agrees to terminate it, which CFIUS might do if it determines that the agreement is no longer necessary due to changed circumstances, including any changes to the Company’s ownership.

“Our ability to use our net operating loss carryforwards...”, page 39

8.	Please amend your filing to clarify whether this offering qualifies as an “ownership change,” for purposes of the relevant tax law.

In response to the Staff’s comment, the Company has revised the disclosure on page 46.

4/11
Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 59

9.
We note your statements here and throughout your filing that “[o]ur biofacturing platform allows us to bring more products to market faster,” and “[b]ased on the development timelines of our first products, we expect to create our materials in about half the time and 1/10th of the cost of what traditional chemicals and materials companies can deliver, which allows us to address a wide array of commercial applications.” However, you have yet to bring a product to market with a bio-produced molecule, as your Hyaline product currently contains a non-bio produced molecule sourced from a third party, and you disclose on page 61 that, “[s]ubstantially all of our revenue to date has been generated from R&D service contracts and collaboration arrangements aimed at developing, testing and validating our biofacturing platform.” Therefore, where you talk about your business model and your ability to create your materials and bring products to market, please clearly disclose that you currently and historically generate your revenue from R&D service contracts, and not from the sale of your products. Make conforming changes throughout your filing, including to your prospectus summary, where you should clearly disclose your current sources of revenue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3-5, 69-70 and 94-96.

The Evolution of Our Business, page 60

10.
We note the agreements referenced in this section. Please amend your disclosure to clarify the duration and expiration of each agreement, and, where applicable, whether you expect to enter into similar agreements in the future. Please also file the agreements referenced in this section as exhibits to your filing, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 68-69. The Company respectfully advises the Staff that it will file a redacted version of the collaboration arrangement with Sumitomo Chemical as an exhibit to Amendment No. 1.

Pursuant to Item 601(b)(10) of Regulation S-K, the Company is required to file every contract not made in the ordinary course of business that is material to the company and (a) is to be performed in whole or in part at or after the filing of the registration statement or (b) was entered into not more than two years prior to the date on which such registrant first files a registration statement. Because there is no longer any funding due to ther Company in connection with the DARPA agreement and such agreement was entered into more than two years prior to the filing of the Company’s registration statement, the Company respectfully advises the Staff that it is not required to file the DARPA agreement.

With respect to the R&D services contract with a multinational food processing company, the Company respectfully advises the Staff that, in the current stage of its business, the Company enters into R&D services agreements in the ordinary course of its business and, therefore, this agreement was entered into in the ordinary course of its business.  Therefore, the Company respectfully advises the Staff that it is not required to file this R&D services contract.

5/11
Our Product and Product Pipeline, page 61

11.
Please annotate the row for the Hyaline product to indicate that it is in the market with a non-bio produced molecule sourced from a third party. In addition, please delete the final row of the table as it lacks specificity.

In response to the Staff’s comment, the Company has revised the image on pages 9, 71, 94 and 120. The Company has also revised the final row of the table to include additional specificity regarding the products it intends to develop, launch and commercialize in additional industry verticals.

Our International Operations, page 63

12.
We note your disclosure on page 22 that you “currently operate [y]our business through various international subsidiaries,” and “[y]our collaborators currently conduct business and market our products outside of the United States.” We also note your disclosure here that “[r]evenue from Japan and South Korea is approximately 17% and 6%, respectively, of [y]our total revenue in the year ended December 31, 2019.” Please clarify the geographic market from which you derive the remainder of your revenue.

In response to the Staff’s comment, the Company has revised the disclosure on page 72.

13.	Please amend your disclosure to provide a timeline for the establishment of your business operations hubs in both Asia and Europe.

In response to the Staff’s comment, the Company has revised the disclosure on page 73.

Results of Operations for the Years Ended December 31, 2019 and December 31, 2020, page 67

14.	Please amend your disclosure to discuss, where relevant, the impact of COVID-19 on your results of operations for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 74, 75 and 78-81.

6/11
Critical Accounting Policies
Revenue Recognition
Research and Development Service Agreement Revenue, page 72

15.
In addition to the variable consideration mentioned, please tell us and disclose the material judgments, assumptions and uncertainties associated with recognizing your revenue, and the factors subject to estimation and variability. For factors that are variable, disclose those most subject to change and the related sensitivity to change, along with the factors that cause changes. Refer to Section V of Release No. 33-8350, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” available on our public website.

The Company respectfully advises the Staff that it has considered the presence of judgments, assumptions and uncertainties in its application of ASC 606 and the guidance in Section V of Release No. 33-8350, and identified two relevant matters, which are:

•
the transaction price variability arising from performance bonuses and value share payments which are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies-- Revenue Recognition,” and

•	the Company’s judgment in assessing whether termination penalties are substantive, which affects the Company’s determination of the contract term and transaction price.

The Company believes the first matter is addressed appropriately under “--Critical Accounting Policies.” The second matter is a judgment the Company has made in considering the quantitative significance of the penalty relative to a contract’s fees, as well as qualitative factors including the Company’s understanding of the customer’s objectives for entering into the arrangement. In response to the Staff’s comment, the Company has revised the disclosure on page 84 to clarify that the determination whether a termination penalty is substantial is a matter of significant judgment and directly impacts the length of the contract term and the consideration to be potentially included in the transaction price. This judgement considers the quantitative magnitude of the termination penalty and qualitative factors such as our understanding of the customer’s objectives in contracting for the R&D service.

Apart from the two matters described above, the Company believes there are no other material judgments, assumptions or uncertainties associated with recognizing the Company’s R&D service revenue, or factors subject to estimation and variability.

We have specifically considered our response to comment #23, below, and the updates we plan in our disclosure in Note 2, Summary of Significant Accounting Policies to the Consolidated Financial Statements, specifically under Revenue Recognition, regarding the determination of the term used to attribute revenue during the performance of R&D services and the basis for use of the input method to measure performance and made changes to the disclosures under “--Critical Accounting Policies” where warranted, accordingly.

7/11
Business
Overview
Industry Background, page 80

16.
Please amend your filing to provide sources for the industry data cited throughout this section, and for your statements about synthetic biology. Please also provide sources for your statements, as appropriate, where you discuss your initial target verticals, beginning on page 95.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7-8, 97-98 and 113-119.  With respect to the statements where the Company has not yet included sources, the Company respectfully advises the Staff that it is in the process of seeking permission to quote the applicable data from the relevant sources and will include the sources for such data once permission has been received in a future filing, otherwise the Company will delete the statement.

Our Solutions, page 81

17.
We note your disclosures here and in the prospectus summary that “[u]sing our biofacturing platform, we estimate the timelines and costs of bringing our products to market to be roughly five years and $50 million;” and “we plan to develop and commercialize product breakthroughs in about half the time and 1/10 the of the cost of traditional processes.” Please tell us the assumptions upon which you are relying to support these claims, and why you believe they are reliable. In doing so, please address the variables among the various different markets you believe you can address. We may have additional comments based on your response. Alternatively, please remove these statements from your filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 95.  The Company respectfully advises the Staff that the estimated timelines and cost of “five years and $50 million” for launching a product is based on the Company’s experience to date with Hyaline and its expectations with three of its other early products, which are electronic films and insect repellent products. In addition, its costs and timelines may be greater where regulatory requirements lead to longer timelines, which could apply to certain of its products, including, for example, its agriculture products. After the Company has launched a product, it begins a product qualification process with customers which typically lasts 6-12 months, or longer, depending on the customer and end device requirements.  The Company only generates revenue after customers have completed all aspects of the qualification process for that product and decided to place an order for the Company’s product, which is typically done on a purchase order basis rather than a long-term contractual commitment. The Company has clarified the disclosure in Amendment No. 1 to clarify (1) that these estimated costs and timelines relate to the period until launch of a product, (2)  the assumptions supporting its estimates of five years and $50 million and (3) that it is the Company’s goal to launch products in half the time and at 1/10th the cost of traditional processes but that it may not achieve this in all cases, including in cases where regulatory requirements lead to longer timelines.  Details regarding the Company’s experience to date with the launch of Hyaline and its expectations with respect to the expected launch of three of its other early products, which are electronic films and insect repellent products, are set forth below:

	Development Time (years)	Cost ($M)	Estimated launch date
Product 1	6.3	60.3	2023
Product 2	5.3	45.4	2023
Product 3	2.0	54.8	2020
Product 4	2.5	12.8	2022
Average	4	43.3

8/11
Strengths, page 82

18.
Considering your disclosure elsewhere that you currently generate substantially all of your revenue from your R&D service contracts and collaboration arrangements, please amend your description of business to clearly describe your current business model, along with intended future business model, including the role of your biofacturing platform in your research and development activities related to your R&D contracts and arrangements.

  In response to the Staff’s comment, the Company has revised the disclosure on pages 3-5, 69-70 and 94-96.

Intellectual Property

Collaborative Research and Development, page 104

19.
We note your disclosure that “[o]ur collaboration agreements also typically include one or more of the following: payments for the R&D services to be performed, milestone payments to be received upon the achievement of the milestone events defined in the agreements, revenue sharing and royalty payments upon the commercialization of the molecules in which we share in the customer’s profits.” In an appropriate place in your filing, please briefly describe the specific terms of your collaboration agreement with Sumitomo Chemical. Please also file this agreement as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 127-128. The Company respectfully advises the Staff that it will file a redacted version of the collaboration arrangement with Sumitomo Chemical as an exhibit to Amendment No. 1.

Government Regulations, page 105

20.
This section of your filing discloses the future regulations that may affect the development, production, and sales of your products. Please amend this disclosure to clearly describe the regulations that apply to your current operations, including your activities related to your R&D service contracts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 129-131.

9/11
Certain Relationships and Related Transactions

Loan Agreement, page 127

21.	Please file the relevant agreements discussed in this section as exhibits to your registration statement, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Pursuant to Item 601(b)(10) of Regulation S-K, the Company is required to file every contract not made in the ordinary course of business that is material to the company and (a) is to be performed in whole or in part at or after the filing of the registration statement or (b) was entered into not more than two years prior to the date on which such registrant first files a registration statement.  Because the Loan Agreement terminated in December 2018 when we repaid $35 million in cash and converted the remainder of the principal amount into equity, and because the Loan Agreement was entered into more than 2 years prior to the filing of the Company’s registration statement, the Company respectfully advises the Staff that it is not required to file the Loan Agreement.

Description of Capital Stock

Preferred Stock, page 129

22.
Please describe the terms of the convertible preferred stock that is currently outstanding, including voting rights, conversion terms, etc, or tell us why you are not required to include this disclosure in your filing.

Pursuant to item 202(a)(1) of Regulation S-K, a company must disclose the terms of the capital stock that it is registering. The Company respectfully advises the Staff that the only securities the Company is registering are shares of its Common Stock. All preferred stock outstanding prior to the Company’s initial public offering will automatically convert into shares of Common Stock in accordance with their terms concurrently with the initial public offering. Therefore, the Company respectfully submits that it is not required to describe the terms of its convertible preferred stock.

Financial Statements for the year ended December 31, 2019

Summary of Accounting Policies, page F-8

23.
Please tell us if there are any circumstances under which you would not receive consideration for efforts expended or that would preclude you from recognizing revenue for any efforts expended during or at the end of the contract term. In regard to this, tell us if there are any circumstances under which the performance obligation may not be satisfied at the end of the contract term that would impact the amount of revenue recognized.

Please explain to us how the contract term for revenue recognition purposes is affected based on the customer’s rights to terminate the contract for convenience and the impact on the amount of revenue recognized or recognizable.
You disclose you measure progress using the input method of time elapsed. Please explain if this refers to time elapsed relative to the total term of the contract or some other basis. If based on the total term of the contract, tell us how the term of the contract is determined. Additionally, tell us if contract term completion is based on the passage of time or some other basis, and if some other basis, what that basis is.

10/11
The Company respectfully advises the Staff that in the years ended 2019 and 2020 the principal source of revenue was through Research and Development (R&D) services.  These are generally best efforts arrangements to utilize our technology to enhance a customer’s microbe(s). The fees for these arrangements are billable in connection with one to four fixed-fee phases of R&D services. The Company recognizes revenues only for the phase in which it is operating. A majority of the contracts include phases that are short term in nature and result in a “go” or “no-go” decision at the end of each phase. That decision is based on the results of the R&D for that respective phase only. The Company has determined its R&D services within each phase represent a series of similar daily activities through which the customer simultaneously receives and consumes the benefits as the Company performs. The Company’s performance is intended to enhance the value of the IP and advances development as the work is being performed. The Company recognizes revenue through the passage of time and measures its progress within each phase using the input method.

These arrangements may also include a right to receive value-share or performance bonus payments based on the achievement of specific outcomes resulting from the research services and / or the customer’s use of the enhanced microbe(s) in their commercial application. The value-share or performance bonus payments are considered variable consideration and are constrained until those payments become probable or are earned.

During 2019 and 2020, the Company did experience instances where the Company and its customer mutually agreed to discontinue the research project either as an end-of-phase decision or as a mid-phase decision. In all of these instances, the decision not to continue only affected variable consideration which was constrained and not yet included as part of the transaction price.

There are customer agreements which are structured to include an acceptance clause regarding outputs of the Company’s performance. It is possible, in such an arrangement, that the Company will not achieve acceptance, and therefore the Company evaluates the constraint on variable consideration when determining its revenue recognition. Generally, the consideration dependent on such nonstandard customer acceptance is considered constrained until the customer conducts its evaluation and accepts the results of that phase of services, at which time the Company records as revenue the unconstrained portion of the transaction price.

Regarding how the contract term is affected by the customer’s termination right, the Company identifies the term based on the period over which the Company and the customer have enforceable rights and obligations. The Company respectfully advises the Staff that it considered the guidance in ASC 606-10-25-3.

An analysis is performed at inception of each arrangement as to whether a contract includes a substantive termination clause. This is a matter of significant judgment and is evaluated both quantitatively and qualitatively. If the termination penalty is substantive, the contract term is the shorter of the stated term or the period up to the point at which the customer can terminate without paying a substantive penalty. During 2019 and 2020, the Company performed services for one customer contract that includes an early termination clause or termination for convenience rights exercisable at the customer’s discretion and bears a substantive termination penalty. Therefore, we determined the contract term to be the stated term of the contract.

In response to the Staff’s comment, the Company has accordingly revised the disclosure on pages 84 and F-12-F-13.

*  *  *

11/11
Please direct any comments regarding this submission to Sarah Solum at (650) 618-9243.

Very truly yours, /s/ Sarah K. Solum

cc:	Nasreen Mohammed
Doug Jones
Dietrich King
Securities and Exchange Commission

Mina Kim
Zymergen Inc.

Pamela L. Marcogliese
Freshfields Bruckaus Deringer US LLP

Rezwan D. Pavri
Andrew T. Hill
Andrew S. Gillman
Wilson Sonsini Goodrich & Rosati, P.C.